SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BlackRock Debt Strategies Fund, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

09255R202
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255R202	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,118,988
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,118,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,118,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used in this Schedule 13D are calculated based upon 60,752,663 Common Shares outstanding as of May 30, 2017 as disclosed in Issuer’s proxy statement, filed under cover of Schedule 14A on June 7, 2017.

CUSIP No. 09255R202	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,118,988
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,118,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,118,988
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[1] (See Item 5)
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 60,752,663 Common Shares outstanding as of May 30, 2017 as disclosed in Issuer’s proxy statement, filed under cover of Schedule 14A on June 7, 2017.

CUSIP No. 09255R202	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2016 (together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, par value $0.10 per share (the “Common Shares”), of BlackRock Debt Strategies Fund, Inc. (the “Issuer”). This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $97,770,811 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Trustees of the Issuer regarding the long-term performance of the Issuer and the trading of the Common Shares at a discount to the Issuer’s net asset value.

On September 29, 2017, Saba Capital submitted to the Issuer a proposal (the “Proposal”) pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The Proposal requests that the Board of Trustees of the Fund consider authorizing a self-tender offer for 30% of the Common Shares of the Fund at or close to net asset value. The foregoing description of the Proposal is qualified in its entirety by the full text of the Proposal, a copy of which is attached as Exhibit 3 hereto and incorporated by reference herein.

CUSIP No. 09255R202	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 60,752,663 Common Shares outstanding as of May 30, 2017 as disclosed in Issuer’s proxy statement filed under cover of Schedule 14A on June 7, 2017.

Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to, and may be deemed to beneficially own, an additional 501,150 notional Common Shares, constituting approximately 14.2% of the outstanding Common Shares, as more fully described in Item 6 of this Schedule 13D.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the last 60 days, no transactions in the Common Shares were effected by any Reporting Person.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons may be deemed to have economic exposure to an additional 501,500 Common Shares pursuant to certain cash-settled equity swaps between certain of the Saba Entities and broker-dealer counterparties. Such swaps mature on January 29, 2018 and, pursuant to the terms of such swaps, the reference prices for such swaps reset monthly based on the closing price of the Common Shares on the second business day prior to the last day of the end of each month. The Reporting Persons do not have voting power or dispositive power with respect to the Common Shares referenced in such swaps and disclaim beneficial ownership of the Common Shares underlying such swaps.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 3:	Proposal, dated September 29, 2017, from Saba Capital to the Issuer.

CUSIP No. 09255R202	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2017

SABA CAPITAL Management, L.P.

/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 3

September 29, 2017

VIA EMAIL and FEDERAL EXPRESS

The Board of Trustees

BlackRock Debt Strategies Fund, Inc.

C/O: Ms. Janey Ahn, Secretary

BlackRock, Inc.,

55 East 52nd Street,

New York, New York 10055

Re: BlackRock Debt Strategies Fund Inc. (the “Fund”)

Dear Ms. Ahn:

Saba Capital Management, L.P. (“Saba Capital”), as investment advisor to Saba Capital Master Fund, Ltd. (the “Saba Fund” and together with Saba Capital, “Saba”), the direct owner of 8,620,138 shares of the Fund, hereby submits the following proposal on behalf of the Saba Fund pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Fund’s shareholders at the Fund’s next annual shareholder’s meeting anticipated to be held on July 25, 2018, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

The Saba Fund’s Rule 14a-8 shareholder proposal (the “Proposal”) is as follows:

 PROPOSAL

“BE IT RESOLVED, that the shareholders of BlackRock Debt Strategies Fund Inc. (the "Fund"), request that the Board of Trustees (the “Board”) consider authorizing a self-tender offer for 30% of the common shares of the Fund at or close to net asset value (“NAV”).”

SUPPORTING STATEMENT

The Closed-End Fund Center (www.CEFA.com) classifies the Fund in a peer group of twenty-five “Loan-Participation” closed-end funds.  Within this peer group, the Fund’s discount to NAV ranks the last (i.e., the worst) out of the twenty-five closed-end funds.

The Fund has become too large since BlackRock merged it with other funds in 2013. BlackRock has taken the Fund that had averaged a 1.5% discount to NAV for fifteen years before the merger and left shareholders with a fund that has averaged 10.9% discount to NAV since the merger. It is time for shareholders to see their shares trade at their actual value, something which would currently lead to an approximate 10% gain for shareholders.

If the Fund were to trade back to NAV, BlackRock stands ready with a “Shelf Offering” to issue up to an additional 16.125 million shares and dilute shareholders, likely returning the Fund to a significant discount.

In comparison, BlackRock’s peer investment manager PIMCO manages twenty closed-end funds which average an approximate 10% PREMIUM to NAV and none with a discount greater than 2.4%.  With BlackRock’s 5.7 trillion in AUM, why is BlackRock allowing shareholders to suffer for a less then market valuation for their investment?

Recently, there have been dozens of examples where boards have taken corporate action in the closed-end fund space. Shareholders should have the opportunity to realize a price for their shares close to NAV. Toward that end; the Board should consider authorizing a self-tender offer for 30% of the shares outstanding of the Fund at or close to NAV.

Please vote FOR the Proposal and tell the Board that you want it to take action to collapse the Fund’s discount and increase shareholder value.

END OF PROPOSAL

The Saba Group began purchasing the shares as early as 2013. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached is a letter from National Financial Services verifying that the Saba Fund referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. The Saba Fund intends to continue to hold the shares referenced through the date of the Meeting.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Saba Group may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

/s/ Michael D’Angelo
Michael D’Angelo
General Counsel

Cc:	The Board of Trustees of the Trust Eleazer Klein, Schulte Roth & Zabel LLP